SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Cornerstone Therapeutics Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
21924P103
(CUSIP Number)
David B. Clement
Smith, Anderson, Blount, Dorsett, Mitchell, & Jernigan, LLP
2500 Wachovia Capitol Center
Post Office Box 2611
Raleigh, North Carolina 27602-2611
(919) 821-6754
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 16, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 5. Interest in Securities of the Issuer.
Item 7. Material to be Filed as Exhibits.
SIGNATURES
EXHIBIT INDEX
EX-10.09
EX-10.11

1.	NAMES OF REPORTING PERSONS Cornerstone Biopharma Holdings, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐ Joint Filing

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO (See Item 5)

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Anguilla

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,567,225 (See Item 5)

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

1,567,225 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,567,225 (See Item 5)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES:

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

6.1%(1)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC
(1) Calculated based on 25,643,964 shares of the Issuer’s common stock outstanding as of October 29, 2010 (as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 4, 2010).

1.	NAMES OF REPORTING PERSONS Carolina Pharmaceuticals Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐ Joint Filing

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO (See Item 5)

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Bermuda

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,443,913 (See Item 5)

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

1,443,913 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,443,913 (See Item 5)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES:

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

5.6%(2)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(2) Calculated based on 25,643,964 shares of the Issuer’s common stock outstanding as of October 29, 2010 (as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 4, 2010).

1.	NAMES OF REPORTING PERSONS Carolina Pharmaceuticals Holdings, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐ Joint Filing

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO (See Item 5)

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Bermuda

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,443,913 (See Item 5)

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

1,443,913 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,443,913 (See Item 5)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES:

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

5.6%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC
(3) Calculated based on 25,643,964 shares of the Issuer’s common stock outstanding as of October 29, 2010 (as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 4, 2010).

1.	NAMES OF REPORTING PERSONS Craig A. Collard

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐ Joint Filing

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO (See Item 5)

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7.	SOLE VOTING POWER:

NUMBER OF		306,531 (See Item 5)

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,011,138 (See Item 5)

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		306,531 (See Item 5)

WITH	10.	SHARED DISPOSITIVE POWER:

3,011,138 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,317,669 (See Item 5)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES:

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

12.8%(4)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(4) Calculated based on Mr. Collard’s 306,531 shares of the Issuer’s common stock underlying options exercisable within 60 days plus 25,643,964 shares of the Issuer’s common stock outstanding as of October 29, 2010 (as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 4, 2010).

Schedule 13D/A
This Amendment No. 4 (this “Amendment”) amends the Report on Schedule 13D, originally filed on May 12, 2008, as previously amended and restated by Amendment No. 1, filed on November 7, 2008, Amendment No. 2, filed on May 18, 2009, and Amendment No. 3, filed on August 4, 2009 (as amended, the “Schedule 13D/A”). Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D/A. Capitalized terms used and not otherwise defined have the meaning given to them in the Schedule 13D/A.
Item 5. Interest in Securities of the Issuer.
Item 5 is hereby amended and restated as follows:
(a) and (b). As of the date of this Schedule 13D/A:
(i) CBPHLtd has shared power to vote or to direct the vote of, and shared power to dispose or to direct the disposition of, 1,567,225 shares of common stock of the Issuer, which represents approximately 6.1% of the Issuer’s outstanding common stock;
(ii) Carolina has shared power to vote or to direct the vote of, and shared power to dispose or to direct the disposition of, 1,443,913 shares of common stock of the Issuer, which represents approximately 5.6% of the Issuer’s outstanding common stock;
(iii) Carolina Holdings beneficially owns 100% of Carolina, and consequently may be deemed to be the beneficial owner of any shares of common stock beneficially owned by Carolina;
(iv) Craig A. Collard may be deemed to have sole power to vote or to direct the vote of, and sole power to dispose or to direct the disposition of, 306,531 shares of common stock of the Issuer underlying options exercisable within 60 days, which represents approximately 1.2% of the Issuer’s outstanding common stock. Mr. Collard acquired these options pursuant the Cornerstone BioPharma Holdings, Inc. 2005 Stock Incentive Plan and the Cornerstone Therapeutics Inc. 2004 Stock Incentive Plan (the “2004 Plan”). Copies of these plans, as well as the forms of option awards made thereunder, are referenced herein as Exhibits 10.12 through 10.16. Mr. Collard owns 100% of CBPHLtd, and consequently may be deemed to be the beneficial owner of any shares deemed beneficially owned by CBPHLtd. Mr. Collard is the Chief Executive Officer, Chairman of the Board, and a Director of Carolina and Carolina Holdings, and consequently may be deemed to be beneficial owner of any shares deemed beneficially owned by Carolina and Carolina Holdings. Mr. Collard disclaims beneficial ownership of the shares held by CBPHLtd, Carolina, and Carolina Holdings, except to the extent of his pecuniary interest therein.
On July 28, 2009, in connection with the closing of the Initial Stock Sale and pursuant to the terms of the Stockholders Stock Purchase Agreement, CBPHLtd and the Lutz Family Limited Partnership, an entity controlled by Steven M. Lutz, the Issuer’s Executive Vice President, Manufacturing and Trade, sold 1,250,000 and 350,000 shares, respectively, of the Issuer’s common stock to Chiesi at a price of $5.50 per share, for aggregate proceeds of $8.8 million.
In connection with the closing of the Initial Stock Sale on July 28, 2009, options to purchase 145,825 shares of common stock of the Issuer beneficially owned by Mr. Collard became immediately exercisable.
As discussed in Item 3 above, pursuant to the Governance Agreement, Chiesi is permitted to make additional purchases of the Issuer’s common stock to the extent necessary to maintain its beneficial ownership of the Issuer’s common stock at 51% on a Fully Diluted Basis (as defined in the Governance Agreement). As a result of the issuance of additional equity awards under the 2004 Plan following the closing of the Initial Stock Sale, Chiesi’s beneficial ownership on a Fully Diluted Basis had dropped below 51%. Accordingly, Chiesi approached CBPHLtd and the Lutz Family Limited Partnership regarding their willingness to sell additional shares to Chiesi in a private transaction. The parties agreed that a private sale was in the best interests of the parties, the Issuer and the Issuer’s other stockholders in that it would avoid potential short-term market distortions that could have occurred had Chiesi sought to purchase the shares in the open market.
Accordingly, on December 16, 2010, CBPHLtd and the Lutz Family Limited Partnership sold an additional 385,000 and 65,000 shares, respectively, of the Issuer’s common stock to Chiesi pursuant to a stock purchase agreement dated December 16, 2010 (the “December 16, 2010 Stock Purchase Agreement”) at a price of $6.02 per share, for aggregate proceeds of $2.7 million. The agreed-upon sales price was determined based on the average closing price of the Issuer’s common stock during the twenty trading days prior to the date of the sale. The description of the December 16, 2010 Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by the full text of the December 16, 2010 Stock Purchase Agreement, which is referenced herein as Exhibit 10.11.
(c). Except as described herein, none of the Reporting Persons has effected any transaction in the Issuer’s common stock during the past 60 days.
(d) and (e). Not applicable.
Item 7. Material to be Filed as Exhibits.
Item 7 is hereby amended and restated as follows:

Exhibit Number	Description

Exhibit 10.01	Stock Purchase Agreement, dated as of May 6, 2009, by and between Chiesi Farmaceutici SpA and the Issuer (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on May 12, 2009 (SEC File No. 000-50767)).

Exhibit 10.02	Stock Purchase Agreement, dated as of May 6, 2009, by and among Chiesi Farmaceutici SpA, Cornerstone Biopharma Holdings, Ltd. and Lutz Family Limited Partnership (previously filed with Amendment No. 1 to the Reporting Persons’ Schedule 13D, filed on May 18, 2009 (SEC File No. 005-79887)).

Exhibit 10.03	Governance Agreement, dated as of May 6, 2009, by and among the Issuer, Chiesi Farmaceutici SpA, and solely with respect to the sections identified therein, Cornerstone Biopharma Holdings, Ltd., Carolina Pharmaceuticals Ltd. and Lutz Family Limited Partnership (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on May 12, 2009 (SEC File No. 000-50767)).

Exhibit 10.04	Stockholders Agreement, dated as of May 6, 2009, by and among the Issuer, Chiesi Farmaceutici SpA, Craig A. Collard, Steven M. Lutz, Cornerstone Biopharma Holdings, Ltd., Carolina Pharmaceuticals Ltd. and Lutz Family Limited Partnership (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on May 12, 2009 (SEC File No. 000-50767)).

Exhibit 10.05	Registration Rights Agreement, dated as of May 6, 2009, by and between the Issuer and Chiesi Farmaceutici SpA (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed on May 12, 2009 (SEC File No. 000-50767)).

Exhibit 10.06	Registration Rights Agreement, dated as of May 6, 2009, by and among the Issuer, Craig A. Collard, Steven M. Lutz, Cornerstone Biopharma Holdings, Ltd., Carolina Pharmaceuticals Ltd. and Lutz Family Limited Partnership (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed on May 12, 2009 (SEC File No. 000-50767)).

Exhibit 10.07	Voting Agreement, dated as of May 6, 2009, by and between the Issuer and Chiesi Farmaceutici SpA (incorporated by reference to Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed on May 12, 2009 (SEC File No. 000-50767)).

Exhibit 10.08	Voting Agreement, dated as of May 6, 2009, by and among Chiesi Farmaceutici SpA, Craig A. Collard, Steven M. Lutz, Cornerstone Biopharma Holdings, Ltd., Carolina Pharmaceuticals Ltd., Lutz Family Limited Partnership, Brian Dickson, M.D., Joshua Franklin, David Price, Alan Roberts and, solely with respect to Section 2(b) thereof, the Issuer (incorporated by reference to Exhibit 10.8 to the Issuer’s Current Report on Form 8-K filed on May 12, 2009 (SEC File No. 000-50767)).

Exhibit 10.09	Joint Filing Agreement, dated as of December 20, 2010, by and among Cornerstone Biopharma Holdings, Ltd., Carolina Pharmaceuticals Ltd., Carolina Pharmaceuticals Holdings, Ltd., and Craig A. Collard.

Exhibit 10.10	Amendment to Stockholders Agreement, dated as of June 26, 2009, by and among the Issuer, Chiesi Farmaceutici SpA, Craig A. Collard, Steven M. Lutz, Cornerstone Biopharma Holdings, Ltd., Carolina Pharmaceuticals Ltd. and Lutz Family Limited Partnership (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on June 29, 2009 (SEC File No. 000-50767).

Exhibit 10.11	Stock Purchase Agreement, dated as of December 16, 2010, by and among Chiesi Farmaceutici SpA, Cornerstone Biopharma Holdings, Ltd. and Lutz Family Limited Partnership and, solely with respect to Section 4.1 thereof, the Issuer, Carolina Pharmaceuticals Ltd., Craig A. Collard and Steven M. Lutz.

Exhibit 10.12	Cornerstone BioPharma Holdings, Inc. 2005 Stock Incentive Plan (as Amended and Restated effective October 31, 2008) (incorporated by reference to Exhibit 10.37 to the Issuer’s Current Report on Form 8-K dated October 30, 2008) (SEC File No. 000-50767)).

Exhibit 10.13	Form of Nonstatutory Stock Option Agreement granted under the Cornerstone BioPharma Holdings, Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.39 to the Issuer’s Current Report on Form 8-K dated October 30, 2008) (SEC File No. 000-50767)).

Exhibit 10.14	Cornerstone Therapeutics Inc. 2004 Stock Incentive Plan, as Amended and Restated May 20, 2010 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K dated May 20, 2010 (SEC File No. 000-50767)).

Exhibit Number	Description

Exhibit 10.15	Form of Incentive Stock Option Agreement granted under the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 10.68 to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2008) (SEC File No. 000-50767)).

Exhibit 10.16	Form of Nonstatutory Stock Option Agreement granted under the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 10.70 to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2008) (SEC File No. 000-50767)).

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CORNERSTONE BIOPHARMA HOLDINGS, LTD.
Dated: December 20, 2010
/s/ Craig A. Collard
	Name:	Craig A. Collard
	Title:	President and Chief Executive Officer

CAROLINA PHARMACEUTICALS LTD.
/s/ Craig A. Collard
	Name:	Craig A. Collard
	Title:	President and Chief Executive Officer

CAROLINA PHARMACEUTICALS HOLDINGS, LTD.
/s/ Craig A. Collard
	Name:	Craig A. Collard
	Title:	President and Chief Executive Officer

/s/ Craig A. Collard
Craig A. Collard

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 10.01	Stock Purchase Agreement, dated as of May 6, 2009, by and between Chiesi Farmaceutici SpA and the Issuer (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on May 12, 2009 (SEC File No. 000-50767)).

Exhibit 10.02	Stock Purchase Agreement, dated as of May 6, 2009, by and among Chiesi Farmaceutici SpA, Cornerstone Biopharma Holdings, Ltd. and Lutz Family Limited Partnership (previously filed with Amendment No. 1 to the Reporting Persons’ Schedule 13D, filed on May 18, 2009 (SEC File No. 005-79887)).

Exhibit 10.03	Governance Agreement, dated as of May 6, 2009, by and among the Issuer, Chiesi Farmaceutici SpA, and solely with respect to the sections identified therein, Cornerstone Biopharma Holdings, Ltd., Carolina Pharmaceuticals Ltd. and Lutz Family Limited Partnership (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on May 12, 2009 (SEC File No. 000-50767)).

Exhibit 10.04	Stockholders Agreement, dated as of May 6, 2009, by and among the Issuer, Chiesi Farmaceutici SpA, Craig A. Collard, Steven M. Lutz, Cornerstone Biopharma Holdings, Ltd., Carolina Pharmaceuticals Ltd. and Lutz Family Limited Partnership (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on May 12, 2009 (SEC File No. 000-50767)).

Exhibit 10.05	Registration Rights Agreement, dated as of May 6, 2009, by and between the Issuer and Chiesi Farmaceutici SpA (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed on May 12, 2009 (SEC File No. 000-50767)).

Exhibit 10.06	Registration Rights Agreement, dated as of May 6, 2009, by and among the Issuer, Craig A. Collard, Steven M. Lutz, Cornerstone Biopharma Holdings, Ltd., Carolina Pharmaceuticals Ltd. and Lutz Family Limited Partnership (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed on May 12, 2009 (SEC File No. 000-50767)).

Exhibit 10.07	Voting Agreement, dated as of May 6, 2009, by and between the Issuer and Chiesi Farmaceutici SpA (incorporated by reference to Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed on May 12, 2009 (SEC File No. 000-50767)).

Exhibit 10.08	Voting Agreement, dated as of May 6, 2009, by and among Chiesi Farmaceutici SpA, Craig A. Collard, Steven M. Lutz, Cornerstone Biopharma Holdings, Ltd., Carolina Pharmaceuticals Ltd., Lutz Family Limited Partnership, Brian Dickson, M.D., Joshua Franklin, David Price, Alan Roberts and, solely with respect to Section 2(b) thereof, the Issuer (incorporated by reference to Exhibit 10.8 to the Issuer’s Current Report on Form 8-K filed on May 12, 2009 (SEC File No. 000-50767)).

Exhibit 10.09	Joint Filing Agreement, dated as of December 20, 2010, by and among Cornerstone Biopharma Holdings, Ltd., Carolina Pharmaceuticals Ltd., Carolina Pharmaceuticals Holdings, Ltd., and Craig A. Collard.

Exhibit 10.10	Amendment to Stockholders Agreement, dated as of June 26, 2009, by and among the Issuer, Chiesi Farmaceutici SpA, Craig A. Collard, Steven M. Lutz, Cornerstone Biopharma Holdings, Ltd., Carolina Pharmaceuticals Ltd. and Lutz Family Limited Partnership (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on June 29, 2009 (SEC File No. 000-50767).

Exhibit 10.11	Stock Purchase Agreement, dated as of December 16, 2010, by and among Chiesi Farmaceutici SpA, Cornerstone Biopharma Holdings, Ltd. and Lutz Family Limited Partnership and, solely with respect to Section 4.1 thereof, the Issuer, Carolina Pharmaceuticals Ltd., Craig A. Collard and Steven M. Lutz.

Exhibit 10.12	Cornerstone BioPharma Holdings, Inc. 2005 Stock Incentive Plan (as Amended and Restated effective October 31, 2008) (incorporated by reference to Exhibit 10.37 to the Issuer’s Current Report on Form 8-K dated October 30, 2008) (SEC File No. 000-50767)).

Exhibit Number	Description

Exhibit 10.13	Form of Nonstatutory Stock Option Agreement granted under the Cornerstone BioPharma Holdings, Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.39 to the Issuer’s Current Report on Form 8-K dated October 30, 2008) (SEC File No. 000-50767)).

Exhibit 10.14	Cornerstone Therapeutics Inc. 2004 Stock Incentive Plan, as Amended and Restated May 20, 2010 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K dated May 20, 2010 (SEC File No. 000-50767)).

Exhibit 10.15	Form of Incentive Stock Option Agreement granted under the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 10.68 to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2008) (SEC File No. 000-50767)).

Exhibit 10.16	Form of Nonstatutory Stock Option Agreement granted under the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 10.70 to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2008) (SEC File No. 000-50767)).

SCHEDULE I
Executive Officers and Directors of Cornerstone Biopharma Holdings, Ltd.

Position with
Cornerstone
Biopharma Holdings,
Name	Ltd.	Principal Occupation	Business Address	Citizenship
Craig A. Collard	President, Chief Executive Officer and Director	President, Chief Executive Officer and Chairman of Cornerstone Therapeutics Inc.	c/o Cornerstone Therapeutics Inc. 1255 Crescent Green Drive Suite 250 Cary, NC 27518	United States
Executive Officers and Directors of Each of
Carolina Pharmaceuticals Ltd. and Carolina Pharmaceuticals Holdings, Ltd.

Position with each of
Carolina
Pharmaceuticals Ltd.
and Carolina
Pharmaceuticals
Name	Holdings, Ltd.	Principal Occupation	Business Address	Citizenship
Craig A. Collard	President, Chief Executive Officer and Director	President, Chief Executive Officer and Chairman of Cornerstone Therapeutics Inc.	c/o Cornerstone Therapeutics Inc. 1255 Crescent Green Drive Suite 250 Cary, NC 27518	United States

Steven M. Lutz	Deputy Chairman and Director	Executive Vice President, Manufacturing and Trade of Cornerstone Therapeutics Inc.	c/o Cornerstone Therapeutics Inc. 1255 Crescent Green Drive Suite 250 Cary, NC 27518	United States

Carol Summers	Secretary	Senior Corporate Administrator Appleby Services (Bermuda) Ltd.	Canon’s Court 22 Victoria Street Hamilton HM 12 Bermuda.	Bermuda